[Letterhead of Madison River Capital, LLC]

August 2, 2006

VIA EDGAR
---------


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                   Re:  Registration Statement on Form S-4
                        File No. 333-36804

Ladies and Gentlemen:

    Pursuant to Rule 477 of the Securities Act of 1933, as amended, Madison River Capital, LLC and Madison River Finance Corp. (the "Registrants") hereby apply for withdrawal of the Registrants's Registration Statement on Form S-4 (File No. 333-36804), including all amendments and exhibits thereto (the "Registration Statement").

    This Registration Statement originally related to the registration of an aggregate principal amount of $200,000,000 of 13.25% senior notes due 2010. The Registrants had been maintaining the Registration Statement's effectiveness in order to enable Goldman, Sachs & Co., an affiliate of the Registrants, to continue to resell the senior notes in market-making transactions. However, on July 31, 2006, the Registrants redeemed all of the senior notes that remained outstanding. Accordingly, the Registrants are requesting withdrawal of the Registration Statement because it is no longer necessary to maintain its effectiveness subsequent to the redemption of all of the outstanding senior notes.

                                 Very truly yours,

                                 MADISON RIVER CAPITAL, LLC


                                 By:  /s/ PAUL H. SUNU
                                      -------------------------------

                                      Name:  Paul H. Sunu
                                      Title: Chief Financial Officer



                                 MADISON RIVER FINANCE CORP.


                                 By:  /s/ PAUL H. SUNU
                                      -------------------------------

                                      Name:  Paul H. Sunu
                                      Title: Chief Financial Officer